FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a press release dated May 18, 2016 of Diana Shipping Inc. (the "Company") announcing the Company's financial results for the first quarter ended March 31, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: May 18, 2016	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

Corporate Contact: Ioannis Zafirakis Director, Chief Operating Officer and Secretary Telephone: + 30-210-9470100 Email: izafirakis@dianashippinginc.com Website: www.dianashippinginc.com
For Immediate Release
Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2016

ATHENS, GREECE, May 18, 2016 – Diana Shipping Inc. (NYSE: DSX), (the "Company"), a global shipping company specializing in the ownership of dry bulk vessels, today reported a net loss of $31.4 million and net loss attributed to common stockholders of $32.8 million for the first quarter of 2016, compared to a net loss of $10.8 million and net loss attributed to common stockholders of $12.2 million reported in the first quarter of 2015.
Time charter revenues were $30.8 million for the first quarter of 2016, compared to $42.0 million for the same period of 2015. The decrease in time charter revenues was due to decreased average time charter rates that we achieved for our vessels during the quarter and was partly offset by revenues due to the increase in ownership days resulting from the enlargement of our fleet.

	Fleet Employment Profile (As of May 18, 2016)
	Diana Shipping Inc.'s fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT
	23 Panamax Bulk Carriers
1	DANAE	A	$4,900	5.00%	Dampskibsselskabet Norden A/S, Copenhagen	9-Dec-15	9-Nov-16 - 9-Mar-17
	2001 75,106
2	DIONE	A	$9,250	5.00%	RWE Supply & Trading GmbH, Essen	12-Sep-14	8-Jan-16	1
			$4,350	5.00%	Nidera S.P.A., Roma	4-Feb-16	20-Jan-17 - 4-May-17
	2001 75,172
3	NIREFS	A	$7,500	5.00%	Glencore Grain B.V., Rotterdam	25-Dec-14	12-Jan-16
			$4,600	5.00%	Transgrain Shipping B.V., Rotterdam	15-Jan-16	15-Dec-16 - 30-Mar-17
	2001 75,311
4	ALCYON	A	$7,600	5.00%	Transgrain Shipping B.V., Rotterdam	22-Aug-15	28-Apr-16
			$5,000	5.00%	Dampskibsselskabet Norden A/S, Copenhagen	4-May-16	4-May-17 - 4-Sep-17
	2001 75,247
5	TRITON	A	$6,800	5.00%	Glencore Grain B.V., Rotterdam	28-Oct-15	13-Sep-16 - 28-Dec-16
	2001 75,336
6	OCEANIS	A	$7,200	5.00%	Glencore Grain B.V., Rotterdam	11-May-15	12-Mar-16
			$6,750	5.00%	Bunge S.A., Geneva	13-Apr-16	5-Jun-16	2,3
	2001 75,211
7	THETIS	B	$7,000	5.00%	Dampskibsselskabet Norden A/S, Copenhagen	14-Jul-15	14-Jun-16 - 14-Sep-16
	2004 73,583
8	PROTEFS	B	$6,250	5.00%	Glencore Grain B.V., Rotterdam	3-Apr-15	18-Feb-16	4
			$4,500	5.00%	Transgrain Shipping B.V., Rotterdam	23-Feb-16	8-Feb-17 - 23-Jun-17
	2004 73,630
9	CALIPSO	B	$6,000	5.00%	China Shipping Bulk Carrier Co., Ltd., Hong Kong	9-Jun-15	8-Apr-16
			$6,300	5.00%	Polaris Shipping Co., Ltd., Seoul	8-Apr-16	7-Jul-16	5
	2005 73,691
10	CLIO	B	$6,500	5.00%	Transgrain Shipping B.V., Rotterdam	4-Aug-15	20-May-16	6
			$5,350	5.00%		20-May-16	20-Apr-17 - 20-Jul-17
	2005 73,691
11	NAIAS	B	$6,800	4.75%	Cargill International S.A., Geneva	12-Jul-15	23-May-16	7,8
	2006 73,546

12	ARETHUSA	B	$7,100	5.00%	Glencore Grain B.V., Rotterdam	5-Mar-15	21-May-16	9
	2007 73,593
13	ERATO	C	$7,100	5.00%	Glencore Grain B.V., Rotterdam	9-Mar-15	26-Mar-16
			$4,650	5.00%		26-Mar-16	11-Feb-17 - 26-May-17
	2004 74,444
14	CORONIS	C	$6,500	5.00%	Sandgate Maritime Ltd	3-Jul-15	19-Mar-16	10
			$4,750	5.00%	Narina Maritime Ltd	19-Mar-16	19-Feb-17 - 19-May-17
	2006 74,381
15	MELITE	D	$7,250	4.75%	Cargill International S.A., Geneva	13-Oct-15	13-Sep-16 - 13-Dec-16
	2004 76,436
16	MELIA	D	$7,200	5.00%	Nidera S.P.A., Roma	24-Oct-15	24-Nov-16 - 24-Feb-17
	2005 76,225
17	ARTEMIS		$7,500	5.00%	China Shipping Bulk Carrier Co., Ltd., Hong Kong	16-Aug-15	23-May-16 - 2-Jun-16	8
	2006 76,942
18	LETO		$7,100	4.75%	Cargill International S.A., Geneva	19-Jun-15	4-Sep-16 - 3-Jan-17
	2010 81,297
19	SELINA	E	$5,800	5.00%	Dampskibsselskabet Norden A/S, Copenhagen	24-Mar-16	15-Oct-16 - 15-Feb-17
	2010 75,700
20	MAERA	E	$4,500	5.00%	United Bulk Carriers International S.A., Luxembourg	10-May-16	28-Dec-16 - 28-Apr-17
	2013 75,403
21	INFINITY 9		$7,825	5.00%	Glencore Grain B.V., Rotterdam	21-Mar-16	24-Jun-16 - 24-Oct-16
	(tbr. ISMENE)
	2013 77,901
22	CRYSTALIA	F	$9,000	5.00%	Glencore Grain B.V., Rotterdam	29-Aug-15	29-Jun-16 - 29-Sep-16

	2014 77,525
23	ATALANDI	F	$8,000	5.00%	Glencore Grain B.V., Rotterdam	21-May-15	21-Mar-16
			$5,300	5.00%		26-Mar-16	26-Nov-17 - 26-Apr-18
	2014 77,529

	4 Kamsarmax Bulk Carriers
24	MAIA	G	$7,500	5.00%	RWE Supply & Trading GmbH, Essen	13-Nov-15	13-Apr-17 - 13-Jul-17
	2009 82,193
25	MYRSINI	G	$8,250	4.75%	Clearlake Shipping Pte. Ltd., Singapore	18-Feb-15	9-Mar-16	11
			$5,550	5.00%	RWE Supply & Trading GmbH, Essen	9-Mar-16	9-Mar-17 - 24-Jun-17
	2010 82,117
26	MEDUSA	G	$7,450	4.75%	Clearlake Shipping Pte. Ltd., Singapore	2-Jun-15	7-Apr-16	11
			$6,300	5.00%	Quadra Commodities S.A., Geneva	7-Apr-16	15-Mar-17 - 30-Jul-17
	2010 82,194
27	MYRTO	G	$6,000	4.75%	Cargill International S.A., Geneva	24-Dec-15	24-Oct-16 - 8-Feb-17
	2013 82,131
	3 Post-Panamax Bulk Carriers
28	ALCMENE		$6,750	5.00%	ADM International Sarl, Rolle, Switzerland	13-May-15	13-Feb-17 - 2-Jun-17
	2010 93,193
29	AMPHITRITE	H	$7,700	5.00%	Bunge S.A., Geneva	15-Jul-15	30-Apr-17 - 30-Aug-17
	2012 98,697
30	POLYMNIA	H	$5,650	4.75%	Cargill International S.A., Geneva	15-Dec-15	30-Nov-16 - 15-Mar-17
	2012 98,704

	14 Capesize Bulk Carriers
31	NORFOLK		$10,250	4.75%	Clearlake Shipping Pte. Ltd., Singapore	4-Mar-15	28-Mar-16	11,12
			$4,350	5.00%	SwissMarine Services S.A., Geneva	28-Mar-16	28-Dec-16 - 28-Mar-17
	2002 164,218
32	ALIKI		$26,500	5.00%	Minmetals Logistics Group Co. Ltd., Beijing	1-Mar-11	16-Jan-16	13
			$5,300	5.00%	SwissMarine Services S.A., Geneva	16-Jan-16	16-Dec-16 - 16-Mar-17
	2005 180,235
33	BALTIMORE		$15,000	5.00%	RWE Supply & Trading GmbH, Essen	8-Jul-13	8-Jul-16 - 8-Jan-17
	2005 177,243
34	SALT LAKE CITY		BCI 4TCs AVG + 3.5%	5.00%	K Noble Hong Kong Ltd., Hong Kong	7-Feb-15	7-Nov-16 - 7-Feb-17
	2005 171,810
35	SIDERIS GS	I	$6,500	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	22-Dec-15	22-Jan-17 - 7-Jul-17
	2006 174,186
36	SEMIRIO	I	$10,000	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	20-Feb-15	6-Feb-16	14
			$4,800	5.00%	SwissMarine Services S.A., Geneva	6-Feb-16	6-Jan-17 - 6-May-17
	2007 174,261
37	BOSTON	I	$13,000	4.75%	Clearlake Shipping Pte. Ltd., Singapore	9-Aug-15	25-May-17 - 24-Oct-17	11
	2007 177,828
38	HOUSTON	I	$12,750	5.00%	RWE Supply & Trading GmbH, Essen	4-Jan-15	29-Jan-16
			$5,150	5.00%	SwissMarine Services S.A., Geneva	29-Jan-16	29-Dec-16 - 29-Mar-17
	2009 177,729
39	NEW YORK	I	$12,850	4.75%	Clearlake Shipping Pte. Ltd., Singapore	17-Dec-14	3-Feb-16	11,15
			$5,200	5.00%	Rio Tinto Shipping (Asia) Pte., Ltd., Singapore	3-Feb-16	3-Jan-17 - 18-May-17
	2010 177,773
40	SEATTLE	J	$7,300	4.75%	SwissMarine Services S.A., Geneva	9-Dec-15	25-Oct-16 - 9-Feb-17
	2011 179,362
41	P. S. PALIOS	J	$13,000	5.00%	RWE Supply & Trading GmbH, Essen	18-Sep-15	31-Dec-16 - 31-Mar-17
	2013 179,134
42	G. P. ZAFIRAKIS	K	$25,250	5.00%	RWE Supply & Trading GmbH, Essen	23-Aug-14	14-Feb-16
			$6,500	5.00%		14-Feb-16	14-May-17 - 14-Aug-17
	2014 179,492
43	SANTA BARBARA	K	$7,500	5.00%	RWE Supply & Trading GmbH, Essen	18-Dec-15	18-Dec-16 - 18-Mar-17
	2015 179,426
44	NEW ORLEANS		$11,650	5.00%	SwissMarine Services S.A., Geneva	11-Nov-15	11-Oct-16 - 26-Feb-17
	2015 180,960
	2 Newcastlemax Bulk Carriers
45	LOS ANGELES	L	$7,750	5.00%	SwissMarine Services S.A., Geneva	9-Dec-15	24-Nov-16 - 24-Mar-17
	2012 206,104
46	PHILADELPHIA	L	$18,000	5.00%	EDF Trading Limited, UK	17-May-12	20-Jan-16	16
			$6,450	5.00%	RWE Supply & Trading GmbH, Essen	20-Jan-16	20-Dec-16 - 20-Mar-17
	2012 206,040

	3 Vessels Under Construction
47	HULL No. DY6006		-	-	-	-	- - -	17
	(tbn. PHAIDRA)
	2016 82,000
48	HULL No. H2548	M	-	-	-	-	- - -	17
	(tbn. SAN FRANCISCO)
	2016 208,500
49	HULL No. H2549	M	-	-	-	-	- - -	17
	(tbn. NEWPORT NEWS)
	2016 208,500
	* Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
	** Total commission percentage paid to third parties.
	*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
	**** Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.

	1 Vessel was on scheduled drydocking from January 8, 2016 to February 4, 2016.
	2 Redelivery date based on an estimated time charter trip duration of about 52 days.
	3 Charter includes a one time gross ballast bonus payment of US$175,000.
	4 Glencore Grain B.V., Rotterdam has agreed to compensate the owners for the early redelivery of the vessel until the minimum agreed redelivery date, March 3, 2016.
	5 Redelivery date based on an estimated time charter trip duration of about 90 days.
	6 Estimated date.
	7 During the first quarter of 2016, the vessel was off-hire for drydocking for approximately 24 days.
	8 Based on latest information.
	9 It was agreed the current charterparty to be extended from May 5, 2016 until May 21, 2016.
	10 Sandgate Maritime Ltd has agreed to compensate the owners for the early redelivery of the vessel until the minimum agreed redelivery date, April 3, 2016.
	11 Clearlake Shipping Pte. Ltd., Singapore is a member of the Gunvor Group.
	12 Clearlake Shipping Pte. Ltd., Singapore has agreed to compensate the owners for the early redelivery of the vessel until the minimum agreed redelivery date, April 4, 2016.
	13 Minmetals Logistics Group Co. Ltd., Beijing has agreed to compensate the owners for the early redelivery of the vessel until the minimum agreed redelivery date, February 1, 2016.
	14 Rio Tinto Shipping (Asia) Pte., Ltd., Singapore has agreed to compensate the owners for the early redelivery of the vessel until the minimum agreed redelivery date, February 20, 2016.
	15 Clearlake Shipping Pte. Ltd., Singapore has agreed to compensate the owners for the early redelivery of the vessel until the minimum agreed redelivery date, February 17, 2016.
16 As per relevant charterparty, EDF Trading Limited, UK has agreed to pay US$18,000 per day until the minimum agreed redelivery date, January 17, 2016. The gross charter rate was amended to US$8,500 per day until January 20, 2016 (approximately three days).

	17 Year of delivery and dwt are based on shipbuilding contract.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended March 31,
	2016	2015

STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Time charter revenues	$30,792	$42,006
Voyage expenses	6,755	4,924
Vessel operating expenses	21,942	21,789
Net loss	(31,386)	(10,763)
Net loss attributed to common stockholders	(32,828)	(12,205)
FLEET DATA
Average number of vessels	43.2	39.9
Number of vessels	45.0	40.0
Weighted average age of vessels	7.5	7.0
Ownership days	3,931	3,588
Available days	3,880	3,520
Operating days	3,844	3,487
Fleet utilization	99.1%	99.1%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$6,195	$10,535
Daily vessel operating expenses (2)	$5,582	$6,073

______________________

(1)	Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)	Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company's management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Wednesday, May 18, 2016.

Investors may access the webcast by visiting the Company's website at www.dianashippinginc.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13635633.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership of dry bulk vessels. The Company's vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	Three months ended March 31,
	2016	2015

REVENUES:
Time charter revenues	$30,792	$42,006

EXPENSES:
Voyage expenses	6,755	4,924
Vessel operating expenses	21,942	21,789
Depreciation and amortization of deferred charges	20,005	18,447
General and administrative expenses	6,278	5,712
Management fees to related party	360	-
Foreign currency loss / (gain)	161	(525)
Operating loss	(24,709)	(8,341)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(5,025)	(2,542)
Interest and other income	556	872
Loss from equity method investments	(2,208)	(752)
Total other expenses, net	(6,677)	(2,422)

Net loss	$(31,386)	$(10,763)

Dividends on series B preferred shares	(1,442)	(1,442)

Net loss attributed to common stockholders	(32,828)	(12,205)

Loss per common share, basic and diluted	$(0.41)	$(0.15)

Weighted average number of common shares, basic and diluted	80,040,645	79,259,770

	Three months ended March 31,
	2016	2015

Net loss	$(31,386)	$(10,763)
Other comprehensive loss (Actuarial loss)	(7)	-
Comprehensive loss	$(31,393)	$(10,763)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	March 31, 2016	December 31, 2015 *
ASSETS	(unaudited)

Cash and cash equivalents	$148,531	$171,718
Other current assets	22,249	21,795
Advances for vessels under construction and acquisitions and other vessel costs	45,139	44,514
Vessels' net book value	1,447,949	1,440,803
Other fixed assets, net	23,423	23,489
Compensating cash balance	22,500	21,500
Due from related parties, non-current	42,500	43,750
Equity method investments	60,232	62,487
Other non-current assets	7,215	6,909
Total assets	$1,819,738	$1,836,965

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt, net of deferred financing costs	$616,056	$600,071
Other liabilities	16,011	18,528
Total stockholders' equity	1,187,671	1,218,366
Total liabilities and stockholders' equity	$1,819,738	$1,836,965

* The balance sheet data as of December 31, 2015 has been derived from the audited consolidated financial statements at that date

OTHER FINANCIAL DATA (unaudited)

	Three months ended March 31,
	2016	2015

Net Cash provided by/(used in) operating activities	$(9,433)	$8,433
Net Cash used in investing activities	(26,548)	(47,605)
Net Cash provided by financing activities	$12,794	$50,795